Exhibit 99.1

ASX ANNOUNCEMENT

14 August 2013

Cleansing notice under section 708A the Corporations Act 2001 (Cth)

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that it has now completed the placement of 30,555,556 fully paid ordinary shares at an issue price of $0.072 per share with Australian and US institutional and sophisticated investors (the “Placement”).  Details of the Placement are set out in the Company’s ASX announcement dated 1 August 2013 and the attached ASX Appendix 3B.

The Company gives this Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”).

The shares the subject of the Placement were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this Notice, the Company has complied with:

•                      the provision of Chapter 2M of the Corporations Act as they apply to the Company; and

•                      section 674 of the Corporations Act.

As at the date of this Notice, there is no excluded information for the purposes of section 708(7) and section 708(8) of the Corporations Act.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.